UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Focus Media Holding Limited

(Name of the Issuer)

Focus Media Holding Limited Giovanna Group Holdings Limited Giovanna Intermediate Limited Giovanna Parent Limited Giovanna Acquisition Limited	Jason Nanchun Jiang JJ Media Investment Holding Limited Target Sales International Limited Top Notch Investments Holdings Ltd Target Management Group Limited

Giovanna Investment Holdings Limited Carlyle Asia Partners III, L.P.

Gio2 Holdings Ltd

FountainVest China Growth Fund, L.P.

FountainVest China Growth Capital Fund, L.P.

FountainVest China Growth Capital-A Fund, L.P.

FountainVest China Growth Fund II, L.P.

FountainVest China Growth Capital Fund II, L.P.

FountainVest China Growth Capital-A Fund II, L.P.

Power Star Holdings Limited CITIC Capital China Partners II, L.P. CITIC Capital (Tianjin) Equity Investment Limited Partnership CITIC Capital MB Investment Limited Fosun International Limited	State Success Limited China Everbright Structured Investment Holdings Limited China Everbright Finance Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.00005 per share

American Depositary Shares, each representing five Ordinary Shares

(Title of Class of Securities)

34415V109, 34415V117

(CUSIP Number)

Focus Media Holding Limited Unit No. 1, 20th Floor, The Centrium 60 Wyndham Street, Central, Hong Kong Attention: Jason Nanchun Jiang and Kit Leong Low Tel: +852-3752-8009

Jason Nanchun Jiang

JJ Media Investment Holding Limited

Target Sales International Limited

Top Notch Investments Holdings Ltd

Target Management Group Limited

c/o Focus Media Holding Limited

Unit No. 1, 20th Floor, The Centrium

60 Wyndham Street, Central, Hong Kong

Attention: Jason Nanchun Jiang

Tel: +86 21 2216 4088

Giovanna Investment Holdings Limited

Carlyle Asia Partners III, L.P.

c/o The Carlyle Group, L.P.

1001 Pennsylvania Avenue, Suite 220 South

Washington D.C., 20004

Attention: Caroline Craword

Tel: +1 202-729-5542

Gio2 Holdings Ltd

FountainVest China Growth Fund, L.P.

FountainVest China Growth Capital Fund, L.P.

FountainVest China Growth Capital-A Fund, L.P.

FountainVest China Growth Fund II, L.P.

FountainVest China Growth Capital Fund II, L.P.

FountainVest China Growth Capital-A Fund II, L.P.

c/o FountainVest Partners (Asia) Limited

Suite 705-708 ICBC Tower

3 Garden Road, Central, Hong Kong

Attention: Yongmin Hu / Eric Chen / Brian Lee

Tel: +852 3972-3900

Power Star Holdings Limited

CITIC Capital China Partners II, L.P.

CITIC Capital (Tianjin) Equity Investment Limited Partnership

CITIC Capital MB Investment Limited

c/o CITIC Capital Partners Management Limited

28th Floor, CITIC Tower

1 Tim Mei Avenue, Central, Hong Kong

Attention: Vicki CC Hui

Tel: +852 3710-6870

State Success Limited

China Everbright Structured Investment Holdings Limited

China Everbright Finance Limited

46th Floor, Far East Finance Centre

16 Harcourt Road, Hong Kong

Attention: Tony Ning Wang

Tel: +852 2823-2614

Giovanna Group Holdings Limited

Giovanna Intermediate Limited

Giovanna Parent Limited

Giovanna Acquisition Limited

Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman

KY1-1111, Cayman Islands

Attention: Codan Services (Cayman) Limited

Tel: +1 345-949-1040

Fosun International Limited Room 808 ICBC Tower 3 Garden Road, Central, Hong Kong Attention: Mr. Qin Xuetang Tel: +852 2509-3228

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

David T. Zhang, Esq. Jesse Sheley, Esq. Stephanie Tang, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong	Chris K.H. Lin, Esq. Kathryn King Sudol, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong

Douglas C. Freeman, Esq. Victor Chen, Esq. Fried, Frank, Harris, Shriver & Jacobson 1601 Chater House 8 Connaught Road Central Hong Kong	Michael George DeSombre, Esq. William Y. Chua, Esq. Sullivan & Cromwell 28th Floor Nine Queen’s Road Central Hong Kong

Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomeiwai Avenue Beijing 100004, People’s Republic of China	Hillel T. Cohn, Esq. Morrison & Foerster LLP Suite 3500 555 West Fifth Street Los Angeles, USA 90013

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$ 2,620,122,491	$ 357,384.71

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $5.50 for 462,881,396 outstanding Shares of the issuer subject to the transaction, plus (b) the product of 5,817,825 options to purchase Shares multiplied by $2.31 per option (which is the difference between the $5.50 per share merger consideration and the weighted average exercise price of $3.19 per share, plus (c) the product of 11,061,025 ordinary shares underlying the restricted share units multiplied by $5.50 per share ((a), (b) and (c) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by 0.00013640.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Page

Item 15	Additional Information	6

Item 16	Exhibits	8

INTRODUCTION

This Amendment No.4 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Focus Media Holding Limited, a Cayman Islands exempted company with limited liability (the “Company”), the issuer of the registered ordinary shares, par value $0.00005 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares, each representing five Shares (“ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Giovanna Group Holdings Limited, a Cayman Islands company (“Holdco”); (c) Giovanna Intermediate Limited, a Cayman Islands company (“Midco”); (d) Giovanna Parent Limited, a Cayman Islands company (“Parent”); (e) Giovanna Acquisition Limited, a Cayman Islands company (“Merger Sub”); (f) Mr. Jason Nanchun Jiang, chairman of the board of directors and chief executive officer of the Company (the “Chairman”); (g) JJ Media Investment Holding Limited, a British Virgin Islands company (“JJ Media”); (h) Target Sales International Limited, a British Virgin Islands company (“Target Sales”); (i) Top Notch Investments Holdings Ltd, a British Virgin Islands company (“Top Notch”); (j) Target Management Group Limited, a British Virgin Islands company (“Target Management”, and together with the Chairman, JJ Media, Target Sales and Top Notch, the “Chairman Parties”); (k) Fosun International Limited, a Hong Kong company (“Fosun”); (l) Giovanna Investment Holdings Limited, a Cayman Islands company (“Giovanna Investment Holdings”); (m) Carlyle Asia Partners III, L.P., a Cayman Islands limited partnership (“Carlyle Asia Partners”, and collectively with Giovanna Investment Holdings, the “Carlyle Filing Persons”); (n) Gio2 Holdings Ltd, a Cayman Islands company (“Gio2 Holdings”); (o) FountainVest China Growth Fund, L.P., a Cayman Islands limited partnership (“FVP Growth Fund”); (p) FountainVest China Growth Capital Fund, L.P., a Cayman Islands limited partnership (“FVP Growth Capital Fund”); (q) FountainVest China Growth Capital-A Fund, L.P., a Cayman Islands limited partnership (“FVP Growth Capital-A Fund”); (r) FountainVest China Growth Fund II, L.P., a Cayman Islands limited partnership (“FVP Growth Fund II”); (s) FountainVest China Growth Capital Fund II, L.P., a Cayman Islands limited partnership (“FVP Growth Capital Fund II”); (t) FountainVest China Growth Capital-A Fund II, L.P., a Cayman Islands limited partnership (“FVP Growth Capital-A Fund II”, and collectively with Gio2 Holdings, FVP Growth Fund, FVP Growth Capital Fund, FVP Growth Capital-A Fund, FVP Growth Fund II and FVP Growth Capital Fund II, the “FountainVest Filing Persons”); (u) Power Star Holdings Limited, a Cayman Islands company (“Power Star Holdings”); (v) CITIC Capital China Partners II, L.P., a Cayman Islands limited partnership (“CITIC CCP II”); (w) CITIC Capital MB Investment Limited, a Cayman Islands company (“CITIC Capital MB”); (x)  (CITIC Capital (Tianjin) Equity Investment Limited Partnership), a PRC limited partnership (“CITIC Capital Tianjin”, and collectively with Power Star Holdings, CITIC CCP II and CITIC Capital MB, the “CITIC Capital Partners Filing Persons”); (y) State Success Limited, a British Virgin Islands company (“State Success”); (z) China Everbright Structured Investment Holdings Limited, a British Virgin Islands company (“China Everbright Structured Investment”); and (aa) China Everbright Finance Limited, a Hong Kong company (“China Everbright Finance”, and collectively with State Success and China Everbright Structured Investment, the “China Everbright Filing Persons”). Giovanna Investment Holdings, Gio2 Holdings, Power Star Holdings and State Success are collectively referred to herein as the “Sponsors”, and the Carlyle Filing Persons, the FountainVest Filing Persons, the CITIC Capital Partners Filing Persons and the China Everbright Filing Persons are collectively referred to herein as the “Sponsor Filing Persons.” The Sponsors, the Chairman Parties and Fosun are collectively referred to herein as the “Consortium.” Holdco, Midco, Parent, Merger Sub, the Sponsor Filing Persons, the Chairman Parties and Fosun are collectively referred to herein as the “Buyer Group.”

The Transaction Statement relates to the agreement and plan of merger, dated December 19, 2012, by and among Parent, Merger Sub and the Company (the “merger agreement”), pursuant to which Merger Sub was merged with and into the Company with the Company continuing as the surviving company (the “merger”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15	Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On April 29, 2013, at 10:00 am (Hong Kong time), an extraordinary general meeting of shareholders of the Company was held at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to authorize and approve the merger agreement, the plan of merger substantially in the form attached as Annex A to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement, including the merger.

On May 23, 2013, the Company filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of May 23, 2013, pursuant to which the merger became effective on May 23, 2013. As a result of the merger, the Company ceased to be a publicly traded company and became wholly owned by Parent.

At the effective time of the merger, each of the Company’s ordinary shares, par value $0.0005 per share (each, a “Share” and collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing five Shares (the “ADSs”), issued and outstanding immediately prior to the effective time of the merger, other than a portion of the Shares beneficially owned by the Chairman Parties and by Fosun (collectively, the “Rollover Shares”), was cancelled in exchange for the right to receive $5.50 in cash without interest, and because each ADS represents five Shares, each issued and outstanding ADS (other than any ADS that represents Rollover Shares) was cancelled in exchange for the right to receive $27.50 in cash without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the amended and restated deposit agreement, dated as of April 9, 2007, by and among the Company, Citibank, N.A. and the holders and beneficial owners of ADSs issued thereunder), in each case, net of any applicable withholding taxes. The Company did not receive any notice of objection from any shareholder prior to the vote to approve the merger, which is required for exercising any dissenter rights. The Rollover Shares and the ADSs representing the Rollover Shares were cancelled for no cash consideration.

In addition, at the effective time of the merger, each outstanding vested and unexercised option to purchase Shares or ADSs granted under the Company’s 2003 Employee Share Option Scheme, 2005 Employee Share Option Plan, 2006 Employee Share Option Plan, 2007 Employee Share Option Plan, 2010 Employee Share Option Plan and/or 2013 Employee Share Option Plan (collectively, the “Company Share Incentive Plans”) was cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger, a cash amount equal to the number of Shares or ADSs underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $5.50 (in the case of an option to purchase Shares) or $27.50 (in the case of an option to purchase ADSs) exceeds the exercise price per Share or ADS of such vested option. There are no outstanding unvested options to purchase Shares or ADSs granted under the Company Share Incentive Plans as of the effective time of the merger.

Except as provided under (i) the chairman rollover agreement entered into concurrently with the execution and delivery of the merger agreement by and among Holdco, Parent and the Chairman Parties, (ii) the management rollover agreements entered into concurrently with the execution and delivery of the merger agreement by and between Holdco and certain members of the senior management of the Company, namely Gancong Deng, Xiaomin Du, Kit Leong Low, Jun Long, Lan Luo, Wei Ni, Qian Qian, Yafang Tu, Yuchun Wang, Yan Chen and Chenjun Tao (the “Management Rollover Securityholders”) and (iii) the arrangement with respect to restricted share units held by certain non-management directors, namely Fumin Zhuo, Nanpeng Shen, Daqing Qi, David Ying Zhang, Ying Wu and Charles Chao, and certain consultants, namely Wei Gong, Junyan Li and Alex Deyi Yang (collectively, the “Director and Consultant Parties”), at the effective time of the merger, each outstanding restricted share unit granted under the Company Share Incentive Plans was cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger, a restricted cash award in an amount equal to the number of Shares or ADSs underlying such restricted share unit immediately prior to the effective time of the merger multiplied by $5.50 (for a restricted share unit representing the right to receive Shares) or $27.50 (for a restricted share unit representing the right to receive ADSs) and subject to the same vesting terms applicable to the unvested restricted share unit from which it was converted.

Immediately prior to the closing of the merger, all restricted share units held by the Chairman Parties that are outstanding as of January 1, 2013 became vested. At the closing of the merger, other than a portion of the restricted share units held by the Chairman Parties (such portion being the “Chairman Rollover RSUs”), each restricted share unit held by the Chairman Parties was cancelled and converted into the right to receive cash in an amount equal to $5.50 (for a restricted share unit representing the right to receive Shares) or $27.50 (for a restricted share unit representing the right to receive ADSs). Each Chairman Rollover RSU was cancelled without consideration and the Chairman Parties subscribed for newly issued ordinary shares of Holdco at an aggregate subscription price that was offset by the merger consideration otherwise payable to the Chairman Parties in respect of the Chairman Rollover RSUs and the Chairman’s Rollover Shares.

Each restricted share unit held by the Management Rollover Securityholders as of January 1, 2013 (collectively, the “Management Rollover RSUs”) was cancelled at the closing of the merger without cash consideration and, as soon as reasonably practicable following the closing of the merger, will be replaced by a number of restricted shares units of Holdco, which are exchangeable for ordinary shares of Holdco, equal to the product (rounded down to the nearest whole share) of (x) the number of restricted share units subject to rollover multiplied by (y) the ratio of the per Share merger consideration to the per share value of each ordinary share of Holdco (which is obtained by dividing the aggregate equity contribution to Holdco on the closing of the merger by the number of ordinary shares of Holdco issued on the closing date). The restricted share units of Holdco granted to each Management Rollover Securityholder will vest on the dates set forth in his or her Management Rollover Agreement if such Management Rollover Securityholder remains continuously employed by the Company after the merger on each applicable vesting date.

Each restricted share unit held by the Director and Consultant Parties as of the effective time of the merger was cancelled at the effective time of the merger and converted into the right to receive restricted cash awards, which will vest as soon as practicable after the closing of the merger as to be determined by Parent. Upon vesting, each Director and Consultant Party will be paid a cash amount equal to the product of $5.50 and the number of Shares underlying the restricted share units from which the restricted cash award was converted.

As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market (“NASDAQ”). NASDAQ has filed an application on Form 25 with the SEC to remove the ADSs from listing on NASDAQ and withdraw registration of the Shares under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in ten days. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16	Exhibits

(a)-(1) Proxy Statement of the Company dated March 25, 2013 (the “proxy statement”).*

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3) Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4) Depositary’s Notice, incorporated herein by reference to the proxy statement.

(a)-(5) ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

(a)-(6) Press Release issued by the Company, dated December 19, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on December 19, 2012.

(a)-(7) Press Release issued by the Company, dated March 25, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on March 25, 2013.

(b)-(1) Debt Commitment Letter, dated as of December 19, 2012, by and among Giovanna Acquisition Limited, Bank of America, N.A., China Development Bank Corporation Hong Kong Branch, China Minsheng Banking Corp., Ltd., Hong Kong Branch, Citigroup Global Markets Asia Limited, Citibank, N.A., Credit Suisse AG, Singapore Branch, DBS Bank Ltd., Deutsche Bank AG, Singapore Branch, ICBC International Capital Limited, ICBC International Holdings Limited, UBS AG Hong Kong Branch and UBS AG, Singapore Branch.*

(b)-(2) Equity Commitment Letter, dated as of December 19, 2012, by and among Carlyle Asia Partners III, L.P. and Giovanna Group Holdings Limited.*

(b)-(3) Equity Commitment Letter, dated as of December 19, 2012, by and among FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P., FountainVest China Growth Capital-A Fund II, L.P. and Giovanna Group Holdings Limited.*

(b)-(4) Equity Commitment Letter, dated as of December 19, 2012, by and among China Everbright Finance Limited and Giovanna Group Holdings Limited.*

(b)-(5) Equity Commitment Letter, dated as of December 19, 2012, by and among CITIC Capital China Partners II, L.P. and Giovanna Group Holdings Limited.*

(b)-(6) Equity Commitment Letter, dated as of December 19, 2012, by and among CITIC Capital MB Investment Limited and Giovanna Group Holdings Limited.*

(b)-(7) Equity Commitment Letter, dated as of December 19, 2012, by and among (CITIC Capital (Tianjin) Equity Investment Limited Partnership) and Giovanna Group Holdings Limited.*

(c)-(1) Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated December 19, 2012, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2) Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated December 19, 2012.*

(d)-(1) Agreement and Plan of Merger, dated as of December 19, 2012, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2) Consortium Agreement, dated as of August 12, 2012, by and among Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd., Giovanna Investment Holdings Limited, FV Investment Holdings, Power Star Holdings Limited, CDH

V—Moby Limited and China Everbright Structured Investment Holdings Limited, incorporated herein by reference to Exhibit 7.26 to Amendment No. 6 to the Schedule 13D filed by Jason Nanchun Jiang with the Securities and Exchange Commission on August 14, 2012. FV Investment Holdings is an affiliate of Gio2 Holdings Ltd., and China Everbright Structured Investment Holdings Limited is an affiliate of State Success Limited.

(d)-(3) Chairman Rollover Agreement, dated as of December 19, 2012, by and among Giovanna Group Holdings Limited, Giovanna Parent Limited, Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd and Target Management Group Limited, incorporated herein by reference to Annex F of the proxy statement.

(d)-(4) Fosun Rollover Agreement, dated as of December 19, 2012, by and among Giovanna Group Holdings Limited, Giovanna Parent Limited and Fosun International Limited, incorporated herein by reference to Annex G of the proxy statement.

(d)-(5) Voting Agreement, dated as of December 19, 2012, by and among Giovanna Parent Limited, Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd, Target Management Group Limited, Fosun International Limited, Kit Leong Low, Tu Yafang, Tao Chenjun, Du Xiaomin, Long Jun, Qian Qian, Ni Wei (Wu Xinghui), Deng Gancong, Luo Lan, Chen Yan and Wang Yuchun, incorporated herein by reference to Annex H of the proxy statement.

(d)-(6) Limited Guarantee, dated as of December 19, 2012, by Carlyle Asia Partners III, L.P. in favor of the Company.*

(d)-(7) Limited Guarantee, dated as of December 19, 2012, by FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P., and FountainVest China Growth Capital-A Fund II, L.P. in favor of the Company.*

(d)-(8) Limited Guarantee, dated as of December 19, 2012, by China Everbright Finance Limited in favor of the Company.*

(d)-(9) Limited Guarantee, dated as of December 19, 2012, by CITIC Capital China Partners II, L.P. in favor of the Company.*

(d)-(10) Limited Guarantee, dated as of December 19, 2012, by CITIC Capital MB Investment Limited in favor of the Company.*

(d)-(11) Form of Management Rollover Agreement, dated as of December 19, 2012, by and among Kit Leong Low, Tu Yafang, Tao Chenjun, Du Xiaomin, Long Jun, Qian Qian, Ni Wei (Wu Xinghui), Deng Gancong, Luo Lan, Chen Yan and Wang Yuchun and Giovanna Group Holdings Limited, incorporated herein by reference to Annex E of the proxy statement.

(d)-(12) Indemnification Agreement, dated as of December 19, 2012, by and among Giovanna Parent Limited, Giovanna Group Holdings Limited, Mr. Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd, Target Management Group Limited, Giovanna Investment Holdings Limited, Gio2 Holdings Ltd, Power Star Holdings Limited and State Success Limited, incorporated herein by reference to Annex I of the proxy statement.

(d)-(13) Non-Compete Agreement, dated as of December 19, 2012, by and between Giovanna Group Holdings Limited and Mr. Jason Nanchun Jiang, incorporated herein by reference to Annex J of the proxy statement.

(d)-(14) Interim Sponsors Agreement, dated as of December 19, 2012, by and among Giovanna Group Holdings Limited, Giovanna Investment Holdings Limited, Carlyle Asia Partners III, L.P., Gio2 Holdings Ltd, FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth

Capital Fund II, L.P., FountainVest China Growth Capital-A Fund II, L.P., State Success Limited, China Everbright Finance Limited, Power Star Holdings Limited, CITIC Capital China Partner II, L.P., (CITIC Capital (Tianjin) Equity Investment Limited Partnership) and CITIC Capital MB Investment, incorporated herein by reference to Annex K of the proxy statement.

(f)-(1) Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g) Not applicable.

*	Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2013

Focus Media Holding Limited

By:	/s/ Daqing Qi
Name: Daqing Qi
Title: FMCN Special Committee Chairman

Giovanna Group Holdings Limited

By:	/s/ Tom Mayrhofer
Name: Tom Mayrhofer
Title: Director

Giovanna Intermediate Limited

By:	/s/ Tom Mayrhofer
Name: Tom Mayrhofer
Title: Director

Giovanna Parent Limited

By:	/s/ Tom Mayrhofer
Name: Tom Mayrhofer
Title: Director

Giovanna Acquisition Limited

By:	/s/ Tom Mayrhofer
Name: Tom Mayrhofer
Title: Director

Jason Nanchun Jiang

By:	/s/ Jason Nanchun Jiang

JJ Media Investment Holding Limited

By:	/s/ Jason Nanchun Jiang
Name: Jason Nanchun Jiang
Title:

Target Sales International Limited

By:	/s/ Jason Nanchun Jiang
Name: Jason Nanchun Jiang
Title:

Top Notch Investments Holdings Ltd

By:	/s/ Jason Nanchun Jiang
Name: Jason Nanchun Jiang
Title:

Target Management Group Limited

By:	/s/ Jason Nanchun Jiang
Name: Jason Nanchun Jiang
Title:

Giovanna Investment Holdings Limited

By:	/s/ Tom Mayrhofer
Name: Tom Mayrhofer
Title: Director

Carlyle Asia Partners III, L.P.

By CAP III General Partner, L.P., its general partner
By CAP III Ltd., its general partner

By:	/s/ Daniel A. D’Aniello
Name: Daniel A. D’Aniello
Title: Director

Gio2 Holdings Ltd

By:	/s/ Neil Gray
Name: Neil Gray
Title: Director

FountainVest China Growth Fund, L.P.

By FountainVest China Growth Partners GP1, L.P., its general partner
By FountainVest China Growth Partners GP Ltd, its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

FountainVest China Growth Capital Fund, L.P.

By FountainVest China Growth Partners GP1, L.P., its general partner
By FountainVest China Growth Partners GP Ltd, its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

FountainVest China Growth Capital-A Fund, L.P.

By FountainVest China Growth Partners GP1, L.P., its general partner
By FountainVest China Growth Partners GP Ltd, its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

FountainVest China Growth Fund II, L.P.

By FountainVest China Growth Partners GP2 Ltd., its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

FountainVest China Growth Capital Fund II, L.P.

By FountainVest China Growth Partners GP2 Ltd., its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

FountainVest China Growth Capital-A Fund II, L.P.

By FountainVest China Growth Partners GP2 Ltd., its general partner

By:	/s/ Kui Tang
Name: Kui Tang
Title: Director

Power Star Holdings Limited

By:	/s/ Zhen Ji
Name: Zhen Ji
Title: Authorized Signatory

CITIC Capital China Partners II, L.P.

By CCP II GP Ltd., its general partner

By:	/s/ Zhen Ji
Name: Zhen Ji
Title: Authorized Signatory

CITIC Capital (Tianjin) Equity Investment Limited Partnership

By CITIC Capital (Tianjin) Investment Management Limited Partnership, its general partner

By:	/s/ Zhen Ji
Name: Zhen Ji
Title: Authorized Signatory

CITIC Capital MB Investment Limited

By:	/s/ Zhen Ji
Name: Zhen Ji
Title: Authorized Signatory

State Success Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Director

China Everbright Finance Limited

By:	/s/ Tang Chi Chun
Name: Tang Chi Chun
Title: Director

China Everbright Structured Investment Holdings Limited

By:	/s/ Tang Chi Chun
	Name:	Tang Chi Chun
	Title:	Director

Fosun International Limited

By:	/s/ Qin Xuetang
	Name:	Qin Xuetang
	Title:	Director

Exhibit Index

(a)-(1) Proxy Statement of the Company dated March 25, 2013 (the “proxy statement”).*

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3) Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4) Depositary’s Notice, incorporated herein by reference to the proxy statement.

(a)-(5) ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

(a)-(6) Press Release issued by the Company, dated December 19, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on December 19, 2012.

(a)-(7) Press Release issued by the Company, dated March 25, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on March 25, 2013.

(b)-(1) Debt Commitment Letter, dated as of December 19, 2012, by and among Giovanna Acquisition Limited, Bank of America, N.A., China Development Bank Corporation Hong Kong Branch, China Minsheng Banking Corp., Ltd., Hong Kong Branch, Citigroup Global Markets Asia Limited, Citibank, N.A., Credit Suisse AG, Singapore Branch, DBS Bank Ltd., Deutsche Bank AG, Singapore Branch, ICBC International Capital Limited, ICBC International Holdings Limited, UBS AG Hong Kong Branch and UBS AG, Singapore Branch.*

(b)-(2) Equity Commitment Letter, dated as of December 19, 2012, by and among Carlyle Asia Partners III, L.P. and Giovanna Group Holdings Limited.*

(b)-(3) Equity Commitment Letter, dated as of December 19, 2012, by and among FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P., FountainVest China Growth Capital-A Fund II, L.P. and Giovanna Group Holdings Limited.*

(b)-(4) Equity Commitment Letter, dated as of December 19, 2012, by and among China Everbright Finance Limited and Giovanna Group Holdings Limited.*

(b)-(5) Equity Commitment Letter, dated as of December 19, 2012, by and among CITIC Capital China Partners II, L.P. and Giovanna Group Holdings Limited.*

(b)-(6) Equity Commitment Letter, dated as of December 19, 2012, by and among CITIC Capital MB Investment Limited and Giovanna Group Holdings Limited.*

(b)-(7) Equity Commitment Letter, dated as of December 19, 2012, by and among (CITIC Capital (Tianjin) Equity Investment Limited Partnership) and Giovanna Group Holdings Limited.*

(c)-(1) Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated December 19, 2012, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2) Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated December 19, 2012.*

(d)-(1) Agreement and Plan of Merger, dated as of December 19, 2012, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2) Consortium Agreement, dated as of August 12, 2012, by and among Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd., Giovanna Investment Holdings Limited, FV Investment Holdings, Power Star Holdings Limited, CDH V—Moby Limited and China Everbright Structured Investment Holdings Limited, incorporated herein by reference to Exhibit 7.26 to Amendment No. 6 to the Schedule 13D filed by Jason Nanchun Jiang with the Securities and Exchange Commission on August 14, 2012. FV Investment Holdings is an affiliate of Gio2 Holdings Ltd., and China Everbright Structured Investment Holdings Limited is an affiliate of State Success Limited.

(d)-(3) Chairman Rollover Agreement, dated as of December 19, 2012, by and among Giovanna Group Holdings Limited, Giovanna Parent Limited, Jiang Nanchun, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd and Target Management Group Limited, incorporated herein by reference to Annex F of the proxy statement.

(d)-(4) Fosun Rollover Agreement, dated as of December 19, 2012, by and among Giovanna Group Holdings Limited, Giovanna Parent Limited and Fosun International Limited, incorporated herein by reference to Annex G of the proxy statement.

(d)-(5) Voting Agreement, dated as of December 19, 2012, by and among Giovanna Parent Limited, Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd, Target Management Group Limited, Fosun International Limited, Kit Leong Low, Tu Yafang, Tao Chenjun, Du Xiaomin, Long Jun, Qian Qian, Ni Wei (Wu Xinghui), Deng Gancong, Luo Lan, Chen Yan and Wang Yuchun, incorporated herein by reference to Annex H of the proxy statement.

(d)-(6) Limited Guarantee, dated as of December 19 , 2012, by Carlyle Asia Partners III, L.P. in favor of the Company.*

(d)-(7) Limited Guarantee, dated as of December 19, 2012, by FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P., and FountainVest China Growth Capital-A Fund II, L.P. in favor of the Company.*

(d)-(8) Limited Guarantee, dated as of December 19, 2012, by China Everbright Finance Limited in favor of the Company.*

(d)-(9) Limited Guarantee, dated as of December 19, 2012, by CITIC Capital China Partners II, L.P. in favor of the Company.*

(d)-(10) Limited Guarantee, dated as of December 19, 2012, by CITIC Capital MB Investment Limited in favor of the Company.*

(d)-(11) Form of Management Rollover Agreement, dated as of December 19, 2012, by and among Kit Leong Low, Tu Yafang, Tao Chenjun, Du Xiaomin, Long Jun, Qian Qian, Ni Wei/Wu Xinghui, Deng Gancong, Luo Lan, Chen Yan and Wang Yuchun and Giovanna Group Holdings Limited, incorporated herein by reference to Annex E of the proxy statement.

(d)-(12) Indemnification Agreement, dated as of December 19, 2012, by and among Giovanna Parent Limited, Giovanna Group Holdings Limited, Mr. Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited, Top Notch Investments Holdings Ltd, Target Management Group Limited, Giovanna Investment Holdings Limited, Gio2 Holdings Ltd, Power Star Holdings Limited and State Success Limited, incorporated herein by reference to Annex I of the proxy statement.

(d)-(13) Non-Compete Agreement, dated as of December 19, 2012, by and between Giovanna Group Holdings Limited and Mr. Jason Nanchun Jiang, incorporated herein by reference to Annex J of the proxy statement.

(d)-(14) Interim Sponsors Agreement, dated as of December 19, 2012, by and among Giovanna Group Holdings Limited, Giovanna Investment Holdings Limited, Carlyle Asia Partners III, L.P., Gio2 Holdings Ltd, FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P., FountainVest China Growth Capital-A Fund II, L.P., State Success Limited, China Everbright Finance Limited, Power Star Holdings Limited, CITIC Capital China Partner II, L.P., (CITIC Capital (Tianjin) Equity Investment Limited Partnership) and CITIC Capital MB Investment, incorporated herein by reference to Annex K of the proxy statement.

(f)-(1) Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g) Not applicable.

*	Previously filed.